Exhibit 99.1

ABCAM PLC

Update on 2021 General Meeting Resolution Vote

2 December 2021, Cambridge, UK - In accordance with the requirement of Provision 4 of the UK Corporate Governance Code (the “Code”), Abcam plc (“Abcam”, “the Company” or “the Group”) (AIM LSE: ABC; Nasdaq: ABCM), is providing an update in response to the voting outcomes on the proposals for i) the Remuneration Policy and ii) the rules of the Profitable Growth Incentive Plan (the “PGIP”) at its general meeting (“General Meeting”) held on 1 July 2021. Whilst we were pleased to gain support for these proposals, we recognise that there were a significant number of votes opposing these resolutions.

We recognise the importance of stakeholder engagement when considering our Remuneration Policy and its future implementation and consulted extensively with shareholders prior to the General Meeting. The Committee was grateful for the time and contribution of all those shareholders who participated in the consultation process, and for the broad indications of support for Abcam’s management team and the principles underlying our proposals.

During the process we reviewed the key areas on which we received feedback (the maximum opportunity under the PGIP, the lack of a cap and the number of employee participants) and responded to this by reducing the overall quantum available to the Executive Directors, implementating a cap on the plan, and extending the participation of the plan to approximately 150 senior leaders in the Company. In addition, the Company has recently launched a new all employee share incentive plan globally.

We recognise that the revisions to our original proposals, while generally well-received, were not considered sufficient to secure support from all shareholders.

The Company has continued to hold follow up meetings with shareholders since the AGM and the Remuneration Committee continues to believe that the remuneration opportunity offered to Executive Directors is fair and competitive; aligns with the Company’s strategy and culture; and will ultimately support the long-term success of the business and the continued creation of sustainable long-term shareholder value.

As noted in the Notice of General Meeing, due to the technical requirements of the Companies Act 2006, we will be putting the 2021 Remuneration Policy to shareholders for approval at the next Annual General Meeting. The Company will continue to proactively engage with shareholders and advisory bodies on this topic in advance of the next Annual General Meeting. Further details will be set out in the Company’s 2022 Annual Report and Accounts.

Abcam plc

+44 (0) 1223 696 000

Marc Perkins, Company Secretary

James Staveley, VP Investor Relations

Numis - Nominated Advisor & Joint Corporate Broker

+ 44 (0) 20 7260 1000

Garry Levin / Freddie Barnfield / Duncan Monteith

Morgan Stanley - Joint Corporate Broker

+ 44 (0) 207 425 8000

Tom Perry / Luka Kezic

J.P.Morgan Cazenove - Joint Corporate Broker

+44 (0) 20 7742 4000

James Mitford / Hemant Kapoor

About Abcam plc

As an innovator in reagents and tools, Abcam’s purpose is to serve life science researchers globally to achieve their mission, faster. Providing the research and clinical communities with tools and scientific support, the Company offers highly validated antibodies, assays and other research tools to address important targets in critical biological pathways.

Already a pioneer in data sharing and ecommerce in the life sciences, Abcam’s ambition is to be the most influential company in life sciences by helping advance global understanding of biology and causes of disease, which, in turn, will drive new treatments and improved health.

Abcam’s worldwide customer base of approximately 750,000 life science researchers uses Abcam’s antibodies, reagents, biomarkers and assays. By actively listening to and collaborating with these researchers, the Company continuously advances its portfolio to address their needs. A transparent programme of customer reviews and datasheets, combined with an industry-leading validation initiative, gives researchers increased confidence in their results.

Founded in 1998 and headquartered in Cambridge, UK, the Company has served customers in more than 130 countries. Abcam’s ordinary shares are listed on the London Stock Exchange (AIM: ABC) and its American Depositary Shares (ADSs) trade on the Nasdaq Global Market (Nasdaq: ABCM).

For more information, please visit corporate.abcam.com.

Forward-looking statements

This announcement, including any information included or incorporated by reference in this announcement, may contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Any express or implied statements contained in this announcement that are not statements of historical fact may be deemed to be forward-looking statements, including, without limitation, statements regarding the General Meeting described herein, including the results of the General Meeting, actions taken or considered to address shareholder input on the PGIP and Remuneration plan and potential benefits and synergies of the PGIP plan and Remuneration plan, Abcam’s portfolio and ambitions, as well as statements that include the words “expect,” “intend,” “plan,” “believe,” “project,” “forecast,” “estimate,” “may,” “should,” “anticipate” and similar statements of a future or forward-looking nature. Forward-looking statements are neither promises nor guarantees, but involve known and unknown risks and uncertainties that could cause actual results to differ materially from those projected, including, without limitation: a regional or global health pandemic, including the novel coronavirus (“COVID-19”), which has adversely affected elements of our business, could severely affect our business, including due to impacts on our operations and supply chains; challenges in implementing our strategies for revenue growth in light of competitive challenges; developing new products and enhancing existing products, adapting to significant technological change and responding to the introduction of new products by competitors to remain competitive; failing to successfully identify or integrate acquired businesses or assets into our operations or fully recognize the anticipated benefits of businesses or assets that we acquire; if our customers discontinue or spend less on research, development, production or other scientific endeavours; failing to successfully use, access and maintain information systems and implement new systems to handle our changing needs; cyber security risks and any failure to maintain the confidentiality, integrity and availability of our computer hardware, software and internet applications and related tools and functions; failing to successfully manage our current and potential future growth; any significant interruptions in our operations; if our products fail to satisfy applicable quality criteria, specifications and performance standards; failing to maintain our brand and reputation; our dependence upon management and highly skilled employees and our ability to attract and retain these highly skilled employees; and the important factors discussed under the caption “Risk Factors” in Abcam’s prospectus pursuant to Rule 424(b) filed with the U.S. Securities and Exchange Commission (“SEC”) on 22 October 2020, which is on file with the SEC and is available on the SEC website at www.sec.gov, as such factors may be updated from time to time in Abcam’s other filings with the SEC. Any forward-looking statements contained in this announcement speak only as of the date hereof and accordingly undue reliance should not be placed on such statements. Abcam disclaims any obligation or undertaking to update or revise any forward-looking statements contained in this announcement, whether as a result of new information, future events or otherwise, other than to the extent required by applicable law.